UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

E2OPEN, INC.

(Name of Subject Company)

E2OPEN, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29788A104

(CUSIP Number of Class of Securities)

Mark E. Woodward

President and Chief Executive Officer

E2open, Inc.

4100 East Third Avenue, Suite 400

Foster City, California 94404

(650) 645-6500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Aaron J. Alter

Denny Kwon

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”) by E2open, Inc., a Delaware corporation (“E2open”). The Schedule 14D-9 relates to the tender offer by Eagle Acquisition Sub, Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), which is controlled by Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners (Cayman) IX, L.P., each, a Cayman Islands exempted limited partnership, and Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership (collectively, the “Insight Funds”), as disclosed in the Tender Offer Statement on Schedule TO, filed by Purchaser, Parent and the Insight Funds with the SEC on February 26, 2015, pursuant to which Purchaser has offered to purchase all of the issued and outstanding shares of common stock, $0.001 par value per share, of E2open (together with the associated rights issued pursuant to the Preferred Shares Rights Agreement, dated January 16, 2015, by and between E2open and Computershare Trust Company, N.A., the “Shares”) at a purchase price of $8.60 per Share, net to the holder thereof in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). A copy of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The last paragraph of Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and restated as follows:

“On March 2, 2015, E2open provided to Insight an amendment and written consent to the Insight Confidentiality Agreement (the “Insight Amendment and Consent”), pursuant to which E2open consented to Insight’s use of certain potential equity co-investors in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement, provided that each such potential equity co-investor enters into a confidentiality agreement containing certain confidentiality obligations that are substantially as restrictive as Insight’s obligations under the Insight Confidentiality Agreement and providing for E2open as a third party beneficiary, subject to the terms and conditions of the Insight Amendment and Consent.

The foregoing summary descriptions of the Insight Confidentiality Agreement, Insight Confidentiality Agreement Waiver, Elliott Confidentiality Agreement, Insight Consent and Insight Amendment and Consent are qualified in their entirety by reference to the Insight Confidentiality Agreement, Insight Confidentiality Agreement Waiver, Elliott Confidentiality Agreement, Insight Consent and Insight Amendment and Consent, which are filed as Exhibits (e)(10), (e)(11), e(12), e(13) and (e)(26), respectively, to this Statement and are incorporated herein by reference.”

Item 8.	Additional Information.

The third paragraph of Item 8, “Additional Information—Regulatory Approvals—Antitrust,” is hereby amended and restated as follows:

“Insight IX filed on February 13, 2015 a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. On February 26, 2015, the FTC granted early termination under the HSR Act applicable to the Offer. With early termination under the HSR Act, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

The following sentence is hereby added to the last sentence of the paragraph in Item 8, “Additional Information—Certain Litigation” as follows:

“On March 10, 2015, plaintiffs in the Keehn action in California filed an amended complaint with new factual allegations, including allegations that the E2open director defendants are self-interested in the proposed transaction and that they breached their fiduciary duties by allegedly omitting material information from this Statement.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(a)(5)(B)	Letter to Employees, dated March 10, 2015.				X

(e)(26)	Amendment and Consent to Confidentiality Agreement, dated March 2, 2015, by and between E2open, Inc. and Insight Venture Partners, LLC	Schedule TO	March 11, 2015	(d)(11)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

E2OPEN, INC.

	By:	/s/ Mark E. Woodward
	Name:	Mark E. Woodward
	Title:	President and Chief Executive Officer

Dated: March 11, 2015